Exhibit 99.42

For Immediate Release:

HudBay Announces Updated Mineral Reserves and Resources

— Growing resource base positions company well for the long-term —

Winnipeg, Manitoba – February 12, 2008 – HudBay Minerals Inc. (TSX: HBM) today announced its January 1, 2008 mineral reserves and mineral resources estimated in accordance with National Instrument 43-101 (“NI 43-101”).

“Our company has a strong base of reserves and resources,” said Allen Palmiere, President and CEO. “Through our 2007 exploration efforts, we have, for the third consecutive year, largely replaced our in-mine reserves and resources. We have expanded our pre-development property resources with the addition of the Tom and Jason deposits in the Yukon and with the Bur and Watts River deposits in the Flin Flon Greenstone Belt. Our exploration program has also delivered the Lalor Lake discovery, which positions HudBay well for the longer term.”

Mineral Reserves and Resources – January 1, 2008
Operating Properties
In-mine reserves	21.4 million tonnes
In-mine resources	3.5 million tonnes

Pre-Development Properties
Indicated resources	7.5 million tonnes
Inferred resources	31.5 million tonnes

Lalor Lake Deposit – October 23, 2007
Conceptual Estimate[1]	18-20 million tonnes

HudBay’s 400,000 hectares of exploration lands in the highly prolific and prospective Flin Flon Greenstone Belt is one of the company’s key assets. HudBay has discovered 25 mines in this area and has more than 1,200 untested geophysical targets representing potential for future discoveries. “Our inventory of reserves and resources reflects the potential of our exploration properties and the strength of HudBay’s exploration capabilities,” added Mr. Palmiere. “We fully intend on continuing to invest in exploration in support of the ongoing development of our pipeline of projects in the Flin Flon Greenstone Belt.”

HudBay has committed $43 million to exploration this year, which follows the company’s 2007 planned exploration spend of $45 million and makes the program one of the most aggressive in Canada. A significant focus of HudBay’s 2008 exploration will be the Flin Flon Greenstone Belt, targeting new discoveries and advancing the Lalor Lake deposit through ongoing drilling and completion of a NI 43-101 compliant resource estimate during the first half of the year.

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The estimate of potential tonnes and grade of the Lalor Lake mineral deposit are conceptual in nature. The basis upon which the disclosed potential tonnes (18–20 million tonnes) and grade (7.7%–8.8% zinc) has been determined is provided in the Company’s news release dated October 23, 2007. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the Lalor Lake deposit being delineated as a mineral resource.

OPERATING PROPERTIES

Estimated Mineral Reserves – January 1, 2008

Mine	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
777
Proven	4,464,700	2.4	25.7	3.1	4.0
Probable	11,224,300	2.2	29.9	2.1	5.0

Trout Lake
Proven	1,535,000	1.3	13.7	2.0	4.1
Probable	831,800	1.7	21.8	2.1	4.7

Chisel North
Proven	528,700	—	—	—	9.3
Probable	879,400	—	—	—	6.8

Balmat
Proven	1,000,100	—	—	—	9.5
Probable	890,400	—	—	—	10.8

Total Proven	7,528,500
Total Probable	13,825,900

Total Reserves	21,354,400

Estimated Inferred Mineral Resources2 – January 1, 2008

Mine	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
777	1,456,200	1.8	26.9	1.3	4.2
Trout Lake	299,900	0.8	4.0	2.3	0.7
Chisel North	272,100	—	—	—	5.5
Balmat	1,442,300	—	—	—	12.8

Total	3,470,500

[2]	Diluted, recovered and economically tested

PRE-DEVELOPMENT PROPERTIES

Estimated Mineral Resources – January 1, 2008

Property	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)
Tom
Indicated	4,980,000	—	47.8	—	6.6	4.4
Inferred	13,550,000	—	31.8	—	6.7	3.1

Jason
Indicated	1,460,000	—	86.7	—	5.3	7.4
Inferred	11,000,000	—	36.4	—	6.8	4.0

Watts River
Indicated	—	—	—	—	—	—
Inferred	6,623,000	0.7	25.6	1.9	2.6	—

Bur
Indicated	1,050,000	0.1	12.1	1.9	8.6	—
Inferred	302,000	0.1	9.6	1.4	9.0	—

Total Indicated	7,490,000
Total Inferred	31,475,000

To estimate mineral reserves, measured and indicated mineral resources were first estimated by a 12-step process, which includes determination of the integrity and validation of the data collected, including confirmation of specific gravity, assay results and methods of data recording. The process also includes determining the appropriate geological model, selection of data and the application of statistical models including probability plots and restrictive kriging to establish continuity and model validation. The resultant estimates of measured and indicated mineral resources are then converted to proven and probable mineral reserves by the application of mining dilution and recovery, as well as the determination of economic viability using historical operating costs. Other factors such as depletion from production are applied as appropriate. Long term metal prices, including premiums, used to determine economic viability of the 2008 mineral reserves were US $550 oz. gold, US $11.00 oz. silver, US $1.45 lb. copper and US $0.75 lb. zinc.

Estimated inferred mineral resources within HudBay mines were estimated by a similar 12-step process, used to estimate measured and indicted resources. The inferred mineral resources tabulated above and contained in HudBay mines are compliant with the requirements of NI 43-101 and additionally have had dilution and recovery applied and have been economically tested using the same historical costs and long term metal prices as those used for the estimation of mineral reserves.

The 2008 estimated measured and indicated mineral resource and the estimated inferred mineral resource were prepared under the supervision of Kimberley Lau, B.Sc., P.Geo, who is employed by Hudson Bay Mining and Smelting Co., Limited (HBMS), a wholly-owned subsidiary of HudBay, as Superintendent, Mining Technical Services and who is a Qualified Person under NI 43-101. The 2008 estimated mineral reserve and the estimated diluted, recovered and economically tested inferred mineral resources have been prepared under the supervision of Gerald Beauchamp, B.Sc., P.Eng., who is employed by HBMS as Senior Mines Analyst and who is a Qualified Person under NI 43-101.

The data herein and the contents of this news release have been reviewed by Kimberley Lau, B.Sc., P.Geo, who is employed by HBMS, a wholly-owned subsidiary of HudBay, as Superintendent, Mining Technical Services and who is a Qualified Person within the meaning of NI 43-101, with the ability and authority to verify the authenticity and validity of the data.

About HudBay Minerals Inc.

HudBay Minerals Inc. is an integrated mining company that operates mines, concentrators and a metal production facility in northern Manitoba and Saskatchewan. The Company also owns a zinc oxide production facility in Ontario, the White Pine copper refinery in Michigan and the Balmat zinc mine operations in New York state. HudBay is a member of the S&P/TSX Composite Index and a member of the S&P/TSX Global Mining Index.

Forward-looking information

This news release contains “forward-looking information”, within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information with respect to HudBay’s January 1, 2008 mineral reserves and resources as well as certain exploration programs and related investment and HudBay’s future prospects. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “seeks” budget or variations of such words or state that certain actions, events or results may , could , “will , will be , would be or is expected to be . Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay to be materially different from those expressed or implied by such forward-looking information, including risks associated with the mining industry such as economic factors, government regulation and approvals, environmental risks, success of exploration activities, future commodity prices, capital expenditures, possible variations in ore reserves, grade, or recovery rates, conclusions of economic evaluations, changes in project parameters as plans continue to be refined as well as those factors discussed in the section entitled “Risk Factors” in HudBay’s Annual Information Form for the year ended December 31, 2006, available on www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

(HBM-G)

For further information:

Brad Woods

Director, Investor Relations

Tel: (204) 949-4272

brad.woods@hbms.ca

www.hudbayminerals.com

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